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                            August 17, 2022

       Tomer Izraeli
       Chief Executive Officer
       Polyrizon Ltd.
       5Ha-Tidhar Street
       Raanana, 4366507, Israel

                                                        Re: Polyrizon Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed August 10,
2022
                                                            File No. 333-266745

       Dear Mr. Izraeli:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 filed August 10, 2022

       Recent Developments
       SciSparc Collaboration, page 3

   1. Please ensure that your discussion of the SciSparc collaboration agreement includes a complete description of
each parties' rights and obligations under the agreement.
                                                        Specifically, but
without limitation, please revise the description to note:
                                                            the duration of the
agreement and the royalty term;
                                                            the termination
provisions;
                                                            the amount of any
up-front or executions payments received or paid; and
                                                            the aggregate
amounts paid or received to date under the agreement.
       Recent Developments
       NurExone Collaboration, page 3
 Tomer Izraeli
FirstName  LastNameTomer Izraeli
Polyrizon Ltd.
Comapany
August  17, NamePolyrizon
            2022          Ltd.
August
Page 2 17, 2022 Page 2
FirstName LastName

2. Please ensure that your discussion of the NurExone collaboration agreement includes a complete description of each parties' rights and obligations under the agreement.
         Specifically, but without limitation, please revise the description to note:
             the duration of the agreement and the royalty term;
             the termination provisions;
             the amount of any up-front or executions payments received or paid;
             the aggregate amounts paid or received to date under the agreement; and
             the royalty rate or royalty range.
The Offering, page 9

3. We note that you updated the terms of the warrants to be issued as part of the offering units, which now include a number of features such as reset price and additional warrants.
         Please tell us your planned accounting for these warrants and provide us with your analysis, including discussions under ASC 815-40, to support your planned accounting treatment. Please update the related presentation in your capitalization table if necessary.
Use of Proceeds, page 60

4. We note your statement here that you believe that your existing cash and cash equivalents will be sufficient to enable you to fund your operating expenses and capital expenditure requirements through June 2022. Please update this estimate.
U.S. Federal Income Tax Considerations, page 138

5. We note your revisions in response to previous comment 3 and re-issue the comment in part. Please revise your statement on page 52 to state, if true, that no definitive determination has been made with respect to PFIC status for the taxable year 2021. To the extent that you have not yet made a definitive determination with respect to PFIC status for taxable year 2021, please revise your disclosure to explain the uncertainties or complications regarding your income, valuation of assets and/or the market value of your
         Equity Securities that are causing a delay in reaching a definitive determination. Please also provide an estimate of when a definitive determination will be made or explain why you are unable to provide such an estimate. Given the potential for material adverse U.S.
         federal income tax consequences as a result of PFIC status, it is important that investors are able to understand your PFIC status and to evaluate the specific risks and uncertainties surrounding a PFIC determination.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Tomer Izraeli
Polyrizon Ltd.
August 17, 2022
Page 3

       You may contact Li Xiao at 202-551-4391 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact
Conlon Danberg at 202-551-4466 or Celeste Murphy at 202-551-3257 with any other questions.



                                                         Sincerely,
FirstName LastNameTomer Izraeli
                                                         Division of
Corporation Finance
Comapany NamePolyrizon Ltd.
                                                         Office of Life
Sciences
August 17, 2022 Page 3
cc:       David Huberman, Esq.
FirstName LastName